Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below) and is subject in its entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated August 16, 2019, and the related Letter of Transmittal and any amendments or supplements to such Offer to Purchase or Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where applicable law requires that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Speedway Motorsports, Inc.

at

$19.75 Net per Share

by

Speedco, Inc.,

a wholly owned subsidiary of

Sonic Financial Corporation

Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Speedway Motorsports, Inc., a Delaware corporation (the “Company”), at a purchase price of $19.75 per Share (the “Offer Price”), without interest and less any required withholding taxes, net to the holder in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal together constitute the “Offer”.

Tendering stockholders whose Shares are registered in their names and who tender directly to American Stock Transfer & Transfer Company, LLC, the depositary for the Offer (the “Depositary”), will not be charged brokerage fees, commissions or, except as set forth in the Letter of Transmittal, on the sale of Shares to Purchaser pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult with such nominee to determine whether any fees or commissions may apply.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON SEPTEMBER 16, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 23, 2019 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, as soon as practicable (and, in any event, no later than the first business day) after consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than any Shares held by the Company, any of its subsidiaries, Parent, Purchaser or any other wholly owned subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price, without interest, and less any required withholding taxes, net to the holder in cash. The Merger Agreement is more fully described in “The Offer—Section 13—The Merger Agreement” of the Offer to Purchase.

The parties to the Merger Agreement have agreed that the Merger will be governed by Section 251(h) of the DGCL and, subject to the satisfaction or waiver of certain conditions specified in the Merger Agreement, will become effective as soon as practicable (and, in any event, no later than the first business day) after the consummation of the Offer, without a vote on the adoption of the Merger Agreement by the Company’s stockholders, in accordance with Section 251(h) of the DGCL. Accordingly, Purchaser does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger.

The board of directors of the Company (the “Company Board”), in reliance on the unanimous recommendation of a special committee comprised solely of independent and disinterested directors (the “Special Committee”), has duly and unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders; (ii) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger; (iii) approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iv) recommended that the stockholders of the Company accept the Offer and tender their shares to Purchaser pursuant to the Offer. The Company has informed Purchaser that, to its knowledge, all of its directors and executive officers (other than directors and executive officers affiliated with Parent) intend to tender all of their transferrable Shares pursuant to the Offer.

The Company will file with the U.S. Securities and Exchange Commission a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), a copy of which will be furnished to stockholders of the Company with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and, therefore, stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon, among other things, there having been validly tendered (and not validly withdrawn) in accordance with the Offer, prior to the Expiration Time, a number of Shares (not including any Shares tendered pursuant to guaranteed delivery procedures that have not actually been delivered prior to the Expiration Time to the depositary for the Offer) that represent at least a majority of the outstanding Shares not owned by Parent or its affiliates or by certain other stockholders of the Company specified in the Merger Agreement (which condition cannot be waived) and other customary closing conditions.  These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase.

Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Offer (in each case, other than the Minimum Condition), provided that the Company’s consent (which consent must be approved by the Special Committee) is required for Purchaser to (i) decrease the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the number of Shares subject to the Offer, (iv) accelerate, extend or otherwise change (or make any other amendment that would have the effect of accelerating, extending or otherwise changing) the Expiration Time of the Offer except as otherwise required or permitted by the Merger Agreement as described under “The Offer—Section 13—The Merger Agreement—Extensions of the Offer,” (v) impose conditions to the Offer other than any of the conditions described in “The Offer—Section 15—Conditions to the Offer,” or (vi) otherwise amend, modify or supplement any of the terms or conditions of the Offer in a manner that adversely affects the holders of Shares.

Upon the terms and subject to the conditions set forth in the Offer, promptly after the Expiration Time, Purchaser will accept for payment and pay for all Shares that are validly tendered (and not validly withdrawn) in accordance with the terms of the Offer, prior to the end of the day (one minute past 11:59 p.m., New York City time) on September 16, 2019 (the “Expiration Time”, unless the Offer is extended or earlier terminated, in which event “Expiration Time" will mean the latest time and date at which the Offer, as so extended, will expire.

Pursuant to the terms of the Merger Agreement, if, immediately prior to any scheduled Expiration Time (as it may previously have been extended), any condition to the Offer has not been satisfied or waived, Purchaser may elect to extend the Offer (and will extend the Offer if so requested by the Company and approved by the Special Committee) for one or more consecutive periods of not more than five business days (or for such other period as may be agreed to by Parent and the Company and approved by the Special Committee) until such time as such conditions have been satisfied or waived, provided that Purchaser will not be required (or permitted without the Company’s prior written consent (which consent shall have been approved by the Special Committee)) to extend the Offer beyond the earlier of (i) December 31, 2019 (the “End Date”), and (ii) the date that is 20 business days after the date on which all conditions to the Offer other than the Minimum Condition have been satisfied. Additionally, subject to certain conditions and limitations, if, immediately prior to any scheduled expiration time of the Offer (as it may previously have been extended) the full amount of the debt financing contemplated by the commitment letter entered into among Parent, Bank of America, N.A. and BofA Securities, Inc. concurrently with Parent’s entry into the Merger Agreement that is necessary to fund the amounts required to be paid in connection with the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement would not be available to be funded at the consummation of the Offer and the consummation of the Merger, Purchaser may elect to extend the Offer (and will extend the Offer if so requested by the Company (with the approval of the Special Committee)) for one or more consecutive periods of not more than five business days (or for such other period as may be agreed to by Parent and the Company and approved by the Special Committee) to permit the funding of the full amount of such debt financing. Subject to the End Date, Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or any rule, regulation or position of the New York Stock Exchange or as required by any U.S. federal securities law, in each case, that is applicable to the Offer. See “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the day of the previously scheduled Expiration Time.

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase or (ii) request that your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the aggregate Offer Price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” of the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. However, you may withdraw Shares tendered pursuant to the Offer at any time prior to the Expiration Time as explained below. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at its applicable address set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)), with signatures guaranteed by an Eligible Institution, must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.

Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the specific tax consequences to you of exchanging your Shares for cash pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase for a more detailed discussion of the tax consequences of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the Company’s stockholder list, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully before making any decision with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its mailing address, email address and telephone numbers set forth below, and will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding tender offer materials to their customers.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

August 16, 2019

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